EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2009	2008	2007
Pretax income (loss) from continuing operations before adjustment for income from unconsolidated affiliates	$55,239	$(201,917)	$69,957
Add:
Fixed charges	30,174	40,709	41,833
Dividends received	474	222	1,760
Less:
Capitalized interest	—	(189)	(339)

Adjusted pretax income (loss)	$85,887	$(161,175)	$113,211

Fixed charges:
Interest expense	$25,716	$36,351	$37,597
Estimate of interest within rental expense	4,458	4,169	3,897
Capitalized interest	—	189	339

Total fixed charges	$30,174	$40,709	$41,833

Ratio of earnings to fixed charges	2.8	(A)	2.7

(A)	Adjusted pretax loss was inadequate to cover fixed charges by $201.9 million in 2008.